Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year-Ended December 31,					Nine Months Ended September 30, 2017
(in 000’s)	2012	2013	2014	2015	2016
Fixed charges:
Interest expense	$153	$237	$37	$165	$332	$262

Total fixed charges	$153	$237	$37	$165	$332	$262

Earnings available for fixed charges:
Pre-tax income (loss)	$(5,405)	$11,535	$23,824	$(38,733)	$5,556	$(30,810)
Add: fixed charges	153	237	37	165	332	262

Total earnings available for fixed charges	$(5,252)	$11,772	$23,861	$(38,568)	$5,888	$(30,548)

Ratio of earnings to fixed charges	*	49.67	644.89	*	17.73	*

*	Earnings were insufficient to cover fixed charges by $5.4 million, $38.7 million, and $30.8 million for the years ended December 31, 2012 and 2015, and for the nine months ended September 30, 2017, respectively.

In calculating the ratio of earnings to fixed charges, “earnings” means the sum of income before income taxes and fixed charges, and “fixed charges” means interest expensed including, amortized premiums and discounts relating to indebtedness. We had no capitalized interest and no interest portion included in rental expense during the periods presented.